SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)

                        ADVANCED OPTICS ELECTRONICS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   00754V 10 9
                                 (CUSIP Number)

                          8301 WASHINGTON N.E. SUITE 4
                          ALBUQUERQUE, NEW MEXICO 87113
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                                DECEMBER 9, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].


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                                  SCHEDULE 13D

CUSIP No 151154309
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Y.L. HIRSCH
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                       (b) [ ]

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

     PERSONAL FUNDS- PF
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     ISRAEL

                           7)   SOLE VOTING POWER

                                      YES
NUMBER                     8)   SHARED VOTING POWER
OF SHARES
BENEFICIALLY                          NO
OWNED BY                   9)   SOLE DISPOSITIVE POWER
EACH
REPORTING                             YES
PERSON WITH                10)  SHARED DISPOSITIVE POWER

                                      NO

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     $250,000

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
                                                       [ ]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5%

14)  TYPE OF REPORTING PERSON

          Y.L. HIRSCH- IN- INDIVIDUAL


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Item 1. Security and Issuer.

     This Statement relates to shares of common stock, $.001par value (the"common shares), of Advanced Optics Electronics, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 8301 Washington N.E., Suite 4, Albuquerque, New Mexico 87113.

Item 2. Identity and Background.

     (a) This Statement is filed on behalf of Y. L. HIRSCH (the "Reporting Person").

     (b) The residence address of the Reporting Person 259 Batai Ugarian, Jerusalem, Israel.

     (c) The principal occupation of the Reporting Person is: garment manufacturer.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of Israel.

Item 3. Source and Amount of Funds or Other Consideration.

     The Reporting Person acquired $250,000 of common stock via Personal Funds-
PF.

Item 4. Purpose of Transaction.

     The Reporting Person acquired the shares of Common Stock for investment purposes only and not with a view to their resale or distribution. Absent any change in personal circumstances, the Reporting Person intends to maintain his equity position in


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the Issuer.

Item 5.  Interest in Securities of the Issuer.

     (a) The Reporting Person beneficially owns 1,103,896 shares of common stock, representing approximately 5% of the outstanding shares of Common Stock of the Issuer.

     (b) The Reporting Person has sole voting and dispositive power with respect to 1,103,896 shares of common stock.

     (c) The Reporting Person has not, in the past sixty days, engaged in any other transactions involving shares of Common Stock of the Issuer.

     (d) and (e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Securities Subscription Agreement dated March 31, 1998 in connection with 8% Series A Senior Subordinated Convertible Redeemable Debenture dated March 31, 1998.

Item 7. Material to be Filed as Exhibits.

     N/A

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 1998                     /s/ Y.L. Hirsch
                                             -----------------------
                                             Y.L. HIRSCH